Filed by Westinghouse Air Brake Technologies Corp
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: General Electric Company
Commission File No.: 001-00035

News Release

Wabtec and GE Modify Terms of Transaction,
Expect to Close By End of February 2019

WILMERDING, Pa. and BOSTON, (Jan. 25, 2019) – Wabtec Corporation (NYSE: WAB)  and GE (NYSE: GE) announced today they have modified the terms of their merger agreement and today will publicly file S4 and S1 registration statements, respectively, with the U.S. Securities and Exchange Commission (SEC).
The planned merger of Wabtec and GE Transportation, a business unit of GE, is expected to close by the end of February 2019, subject to satisfaction or waiver of customary closing conditions. At closing, Wabtec plans to report its 2018 fourth quarter and full year results, and to provide 2019 financial guidance for the combined company. Together, Wabtec and GE Transportation will create a stronger, more diversified transportation and logistics company.
Under the terms of the modified arrangements, which have been approved by Wabtec’s Board and by the Finance and Capital Allocation Committee of the GE Board, GE will complete the spin off of a portion of GE Transportation to GE shareholders and immediately thereafter merge GE Transportation into a wholly owned subsidiary of Wabtec. Upon closing, Wabtec shareholders will own approximately 50.8% of Wabtec on a fully diluted basis, compared to approximately 49.9% under the previous terms. GE shareholders will directly own approximately 24.3% of Wabtec on a fully diluted basis and GE will own common stock and non-voting convertible preferred stock which together represent approximately a 24.9% economic interest in Wabtec on a fully diluted basis, up from the 9.9% stake that GE would have owned under the originally announced transaction terms. GE will also receive approximately $2.9 billion in cash at closing, as announced in May. In aggregate, Wabtec will issue 3.3 million fewer shares than originally contemplated. Under this modified structure, the spin-off will be considered a taxable dividend for U.S. federal income tax purposes.

GE will sell down its interest in Wabtec subject to certain staggered lock-up provisions and size constraints designed to facilitate an orderly disposition of its shares. The GE interest is valued at $3.4 billion based on Wabtec’s current market stock price of $71.03. No sales can be made for 30 days post-closing, and GE must complete all sales before the third anniversary of the merger closing, subject to limited exceptions for market conditions.

News Release

“Today’s announcement is a significant milestone in GE’s portfolio transformation. With the increase in GE’s stake in Wabtec, and increased proceeds as we sell down this stake, this transaction will further strengthen our balance sheet and support our de-leveraging plan,” said H. Lawrence Culp, Jr., Chairman and Chief Executive Officer of GE. “The combined business will be better positioned with an improved business mix and enhanced opportunities for faster innovation in key growth areas.”

Raymond T. Betler, president and CEO of Wabtec, said: “We believe the modified terms enhance the benefits of the merger to our shareholders and are working to complete it quickly.  We also believe this combination will drive increased value to our customers, employees, and shareholders.  We look forward to operating as a combined business for the balance of 2019. As a combined company, Wabtec and GE Transportation will bring to market a robust installed base of more than 23,000 locomotives globally, expanded global reach, a strong mix of freight and transit products and services, and increased innovation to solve our customers’ toughest challenges.  The combined company will be a technology and innovation leader in the rapidly evolving rail industry, and we will have the critical mass to be an effective global competitor.”

About Wabtec

Wabtec Corporation (www.wabtec.com) is a leading global provider of equipment, systems and value-added services for transit and freight rail.  Through its subsidiaries, Wabtec manufactures a range of products for locomotives, freight cars and passenger transit vehicles. The company also builds new switcher and commuter locomotives, and provides aftermarket services. The company employs approximately 18,000 employees worldwide.

About GE Transportation

GE Transportation (www.getransportation.com) is a global technology leader and supplier of equipment, services and digital solutions to the rail, mining, marine, stationary power and drilling industries. GE Transportation’s innovations help customers deliver goods and services with greater speed and savings using advanced digital solutions, manufacturing techniques and connected machines. The company employs approximately 9,000 employees worldwide.

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Advisors

Goldman Sachs & Co. LLC and Jones Day are acting as financial advisor and legal counsel, respectively, to Wabtec in the transaction.

PJT Partners LP and Davis Polk & Wardwell LLP are acting as financial advisor and legal counsel, respectively, to GE with regards to the modifications to the terms of the transaction. Morgan Stanley & Co. LLC and Dyal Co. LLC continue to act as financial advisors, and Davis Polk & Wardwell LLP as legal counsel, to GE in the overall transaction.

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Wabtec, Wabtec has filed with the SEC a registration statement on Form S-4 and a definitive proxy statement on Schedule 14A. Transportation Systems Holdings Inc., a wholly owned subsidiary of GE created for the transaction (“SpinCo”), has filed a registration statement on Form S-1. This communication is not a substitute for any registration statement, prospectus or other documents GE, Wabtec and/or SpinCo may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, AND OTHER DOCUMENTS FILED BY GE, WABTEC OR SPINCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these materials and other documents filed with the SEC by GE, Wabtec and/or SpinCo through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by GE, Wabtec and/or SpinCo with the SEC from the respective companies by directing a written request to GE and/or SpinCo at General Electric Company, 41 Farnsworth Street, Boston, Massachusetts 02210 or by calling 617-443-3400, or to Wabtec at Wabtec Corporation, 1001 Air Brake Avenue, Wilmerding, PA 15148 or by calling 412-825-1543.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

News Release

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Wabtec and statements regarding Wabtec’s expectations about future sales and earnings. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, including future financial and operating results, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.

Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction or may require conditions, limitations or restrictions in connection with such approvals; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by GE or Wabtec, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Wabtec and SpinCo; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that shareholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including the impacts of tax and tariff programs, industry consolidation, and changes in the financial condition or operating strategies of our customers; (13) changes in the expected timing of projects; (14) a decrease in freight or passenger rail traffic; (15) an increase in manufacturing costs; (16) actions by third parties, including government agencies; (17) the risk that the ongoing government shutdown, and potential effects thereof, may affect the timing of the proposed transaction; and (18) other risk factors as detailed from time to time in GE’s and Wabtec’s respective reports filed with the SEC, including GE’s and Wabtec’s annual reports on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

News Release

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Wabtec undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

GE Investor Relations Contact:
Steven Winoker
617.443.3400
Swinoker@ge.com

GE Media Contact:
Jennifer Erickson
646.682.5620
jennifer.erickson@ge.com

Wabtec Investor Relations Contact:
Tim Wesley
412.825.1543
twesley@wabtec.com